Kong
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Wanda Sports Group Company Limited
(Name of Subject Company)

Wanda Sports Group Company Limited
(Names of Persons Filing Statement)

Class A Ordinary Shares, no par value*
(Title of Class of Securities)

93368R 101**
(CUSIP Number of Class of Securities)

Honghui Liao
Chief Financial Officer
Wanda Sports Group Company Limited
9/F, Tower B, Wanda Plaza
93 Jianguo Road, Chaoyang District
100022, Beijing, People’s Republic of China
+86-10-8558-8813

With copies to:
Peter X. Huang, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
30/F, China World Office 2 No. 1,
Jianguomenwai Avenue
Chaoyang District,
Beijing 100004
People’s Republic of China
Tel: +86-10-6535-5577
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

◻	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

*
Not for trading, but only in connection with the listing on the Nasdaq Global Select Market of the American Depositary Shares (“ADSs”), with every two ADSs representing three class A ordinary shares, no par value, of the issuer.

**	This CUSIP number applies to the issuer’s ADSs.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed on December 23, 2020 with  the Securities and Exchange Commission (the “SEC”) by Wanda Sports Group Company Limited, a company limited by shares incorporated under the laws of Hong Kong. The Schedule 14D-9 relates to the tender offer (the “Offer”) by Wanda Sports & Media (Hong Kong) Holding Co. Ltd. (“Purchaser”), a limited liability company incorporated under the laws of Hong Kong and a wholly-owned subsidiary of Wanda Culture Holding Co., Ltd., a limited liability company incorporated under the laws of Hong Kong (“Parent”), to acquire all of the outstanding Class A Ordinary Shares (including Class A Ordinary Shares represented by American depositary shares) at an offer price of $1.70 per Class A Ordinary Share or $2.55 per ADS in cash (the “Offer Price”), without interest, upon terms, and subject to conditions, set forth in the Offer to Purchase and Letters of Transmittal (each as defined below). Parent is indirectly owned by Dalian Wanda Group Co., Ltd, which is ultimately controlled by Mr. Jianlin Wang, its chairman and president. The Offer is disclosed in the Tender Offer Statement on Schedule TO (as it may be amended or supplemented  from time to time, including by an Amendment No. 1 to the Schedule TO filed on January 11, 2021, “Schedule TO”) filed by Purchaser and Parent with the SEC on December 23, 2020, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 2020 (as it may be amended or supplemented from time to time, including by an Amendment No. 1 to the Offer to Purchase dated January 11, 2021, the “Offer to Purchase”) and in the related letter of transmittal for Class A Ordinary Shares (the “Share Letter of Transmittal”) and the related letter of transmittal for ADSs (the “ADS Letter of Transmittal,” together with the Share Letter of Transmittal, “Letters of Transmittal”).

The information in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is incorporated in this Amendment No. 1 by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Schedule 14D-9 and heading references herein refer to the Schedule 14D-9.

Item 2. IDENTITY AND BACKGROUND OF FILING PERSON.

(d) Tender Offer and the Transaction.

A clerical error in the second sentence of the ninth paragraph, “[f]ollowing the Deposit Agreement Termination Date and through March 1, 2020[…],” is hereby corrected into “[f]ollowing the Deposit Agreement Termination Date and through March 1, 2021[…].”

Item 4. THE SOLICITATION OR RECOMMENDATION.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The first sentence of the second paragraph under the heading “Reasons for the Offer and the Going Private Transactions; Recommendation of the Independent Board Committee” is hereby replaced with the following:

 “The Independent Board Committee considered the following reasons as being generally supportive of its determination and recommendations:”

The first sentence of the third paragraph under the heading “Reasons for the Offer and the Going Private Transactions; Recommendation of the Independent Board Committee” is hereby replaced with the following:

“The Independent Board Committee also considered a number of reasons discussed below, relating to the procedural safeguards that it believes were and are present to ensure the fairness of the Going Private Transactions. The Independent Board Committee believes these reasons support its determinations and recommendations and provide assurance of the procedural fairness of the Going Private Transactions:”

The first sentence of the fourth paragraph under the heading “Reasons for the Offer and the Going Private Transactions; Recommendation of the Independent Board Committee” is hereby replaced with the following:

“In the course of reaching its determinations and making its recommendations, the Independent Board Committee also considered the following negative factors concerning the Going Private Transactions:”

The fifth paragraph under the heading “Reasons for the Offer and the Going Private Transactions; Recommendation of the Independent Board Committee” is hereby replaced with the following:

“The above discussion of the reasons and factors considered by the Independent Board Committee is not intended to be exhaustive, but indicates the material matters and reasons considered. In reaching its determination and recommendation, the Independent Board Committee did not quantify, rank or assign any relative or specific weight to any of the foregoing reasons and factors, and individual members of the Independent Board Committee may have considered various reasons and factors differently. The Independent Board Committee did not undertake to make any specific determination as to whether any specific reason or factor, or any particular aspect of any reason or factor, supported or did not support its ultimate recommendation. The Independent Board Committee based its unanimous recommendation on the totality of the information presented.”

The second paragraph under the heading “Recommendation of the Board” is hereby replaced with the following:

“The Board’s approval of the Going Private Transactions included the approval of both independent directors of the Independent Board Committee and the Board. The Board made its determination based on a number of reasons and factors, including the following:

•
each and all the reasons and factors considered by the Independent Board Committee and discussed under the section titled “Reasons for the Offer and the Going Private Transactions; Recommendation of the Independent Board Committee”;

•
the Independent Board Committee’s unanimous determination, which the Board adopted, that it was in the best interests of the Company and its shareholders, and fair to Unaffiliated Security Holders, and that the Unaffiliated Security Holders accept the Offer and tender their Class A Ordinary Shares and/or ADSs to Purchaser pursuant to the Offer; and

•
the procedural fairness of the transaction, including that the Going Private Transactions was negotiated by an Independent Board Committee consisting of two independent and disinterested directors who are not affiliated with Parent or Purchaser and are not employees of the Company or any of its subsidiaries, that, to the knowledge of the Board after due inquiry, the members of the Independent Board Committee do not have any material interest in the Offer or the other part of the Going Private Transactions different from, or in addition to, that of the Unaffiliated Security Holders other than their interests described in Item 3 above under the caption “Arrangements with the Company’s Directors and Executive Officers,” and that the Independent Board Committee was advised by its own legal and financial advisors. ”

The paragraph below is added immediately following the second paragraph under the heading “Recommendation of the Board”:

“The Board made the fairness determination on behalf of the Company.”

The original fourth paragraph under the heading “Recommendation of the Board” is hereby replaced with the following:

“Neither the Independent Board Committee nor the Board considered the liquidation value of the Company’s assets because each considers the Company to be a viable going-concern business where value is derived from cash flows generated from its continuing operations. In addition, neither the Independent Board Committee nor the Board considered the Company’s net book value, which is defined as total assets minus total liabilities, attributable to the Company’s shareholders, as a factor. The Independent Board Committee and the Board believe that net book value is not a material indicator of the value of the Company as a going concern as it does not take into account the future prospects of the Company, market conditions or trends in the industry. The Company’s net book value per Share as of December 31, 2019 was $1.25 (based on 205,031,173 issued and outstanding Shares as of that date). The Independent Board Committee and the Board considered financial analyses presented by Houlihan Lokey as an indication of the going concern value of the Company. These analyses included a selected public companies analysis and a discounted cash flow analysis. All of the material analyses as presented to the Independent Board Committee are summarized below under the section titled “Opinion of the Independent Board Committee’s Financial Advisor” beginning on page 17. The Independent Board Committee and the Board considered, among others, these analyses and the opinion of Houlihan Lokey in reaching its determination as to the fairness of the Going Private Transactions.”

The paragraph below is added immediately following the original fourth paragraph under the heading “Recommendation of the Board”:

“The Independent Board Committee and the Board noted that neither of the Offer, the Compulsory Acquisition nor the Share Consolidation requires the approval by the majority of Unaffiliated Security Holders. Nevertheless, the Independent Board Committee and the Board believe the Going Private Transactions are procedurally fair to the Unaffiliated Security Holders because (i) the majority-of-the-minority voting requirement is not applicable under the Hong Kong laws for a transaction similar to the Offer or any of the transactions contemplated in the Second Step Options, and (ii) various safeguards and protective steps have been adopted to ensure the procedural fairness of the Going Private Transactions, including without limitation (a) the Board’s formation of the Independent Board Committee, consisting of both directors who are not employees of the Company, and granting the Independent Board Committee the authority to review, evaluate, and negotiate the terms of the Going Private Transactions, (b) the Independent Board Committee’s retention of, and receipt of advice from, competent and experienced independent legal counsel and independent financial advisor to act solely on behalf of the Unaffiliated Security Holders, and (c) the Going Private Transactions were approved by the Board, including both members of the Board who are not employees of the Company. The Independent Board Committee and the Board found it impracticable to assign, and did not assign, relative weights to the foregoing reasons and factors considered in reaching its conclusions as to the fairness of the Going Private Transactions to Unaffiliated Security Holders. Rather, as mentioned above, the Independent Board Committee and the Board made the fairness determinations on behalf of the Company after considering all of the foregoing reasons and factors as a whole.”

The original fifth paragraph under the heading “Recommendation of the Board” is hereby replaced with the following:

“Except for the transaction described in this Schedule 14D-9, the Company has not received any other offers (firm or otherwise) made by any unaffiliated person, other than Purchaser, during the past two years for: (i) the merger or consolidation of the Company with or into another company, or vice-versa; (ii) the sale or other transfer of all or any substantial part of the assets of the Company; or (iii) a purchase of the Company’s securities that would enable the holder to exercise control of the Company.”

The paragraphs below are added following the eighth paragraph under the heading “Opinion of the Independent Board Committee’s Financial Advisor”:

“Houlihan Lokey has consented to the inclusion in this Schedule 14D-9 of its opinion in its entirety and the description thereof and the related disclosure content.

The discussion materials (the “Discussion Materials”), as set out in Exhibit (C)-(2) and Exhibit (C)–(3) to this Schedule 14D-9, were prepared by Houlihan Lokey for the information of the Independent Board Committee in connection with the Independent Board Committee’s consideration of the Going Private Transactions. Subject to the assumptions and qualifications set forth in the Discussion Materials, the Unaffiliated Security Holders may rely upon the information disclosed in the Discussion Materials. Houlihan Lokey has consented to the inclusion of the Discussion Materials in its entirety as exhibits to the Schedule 14D-9.”

Item 8. ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amendment and supplemented as follows:

The section below is added to Item 8 following the section under the heading “Appraisal Rights.”

“Effects on Loss Carryforwards.

The Company has suffered net operating losses for fiscal year 2019. However, in light of the Going Private Transactions, only those who remain shareholders following the Going Private Transactions, whether such shareholders are affiliated or unaffiliated with the Company, will benefit from the Company’s future use of any available operating loss carryforwards. The Company is, however, unable to quantify such benefit at this stage given it remains uncertain to what extent the Company will be able to utilize any operating loss carryforwards in the foreseeable future.”

Item 9. EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby replaced in its entirety by the following:

The following Exhibits are filed herewith or incorporated herein by reference:

(a)(1)(A)	Amendment No. 1 to the Offer to Purchase dated January 11, 2021 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Parent and Purchaser on January 11, 2021).

(a)(1)(B)*	Form of Share Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by Parent and Purchaser on December 23, 2020).

(a)(1)(C)*	Form of ADS Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed by Parent and Purchaser on December 23, 2020).

(a)(1)(D)*	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed by Parent and Purchaser on December 23, 2020).

(a)(1)(E)*
Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed by Parent and Purchaser on  December 23, 2020.

(a)(1)(F)*
Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed by Parent and Purchaser on December 23, 2020).

(a)(1)(G)*	Form of Withdrawal Letter (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed by Parent and Purchaser on December 23, 2020).

(a)(1)(H)
Form of reminder letter to be sent by Information Agent, on or around January 11, 2021, to holders of ADSs (incorporated by reference to Exhibit (a)(6) to the Schedule TO filed by Parent and Purchaser on January 11, 2021).

(a)(5)(A)*	Opinion of Houlihan Lokey (China) Limited, dated December 22, 2020 (included as Annex B to this Schedule 14D-9).

(a)(5)(B)*	Discussion Materials prepared by Houlihan Lokey to the Independent Board Committee of the Board of Directors of the Company dated as of December 4, 2020.

(a)(5)(C)*	Discussion Materials prepared by Houlihan Lokey to the Independent Board Committee of the Board of Directors of the Company dated as of December 22, 2020.

(e)(1)*
Wanda Sports Group Company Limited Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s Registration Statement on Form F-1/A (File No. 333-232004) filed with the SEC on July 12, 2019, as amended).

(e)(2)*
Second Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 10.1 of the Company’s Registration Statement on Form F-1/A (File No. 333-232004) filed with the SEC on July 12, 2019, as amended).

(g)	Not applicable.

*       Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 11, 2021

Wanda Sports Group Company Limited

By:	/s/ Edwin FUNG
Name: Edwin FUNG Title: Member of the Independent Board Committee

Signature page to Amendment No. 1 to Schedule 14-9